Exhibit (d)(3)

NOTICE OF GRANT OF STOCK OPTIONS

AND OPTION AGREEMENT

NON-QUALIFIED STOCK OPTIONS

«Fname» «Lname»	NQ No.:	«NQ_No»
«Addr1»	Plan:	2007
«Addr2»	ID:	«EmpID»
«city», «state» «zip»	Location:	«BU»
«country»

Effective «Grant_Date», you have been granted a Non-Qualified Stock Option to buy «NQ_Shares» shares of Textron Inc. (the “Company”) stock at «Strike_Price» per share.  The total option price of the shares granted is «NQ_Value». You are receiving this grant because you elected to participate in Textron’s Option Exchange Program.  An eligible option grant that you elected to exchange in the program has been canceled and replaced by this grant of new options.

This grant is subject to the Non-Qualified Stock Option Terms and Conditions (8/2010 version) and the Stock Option Non-Competition Agreement (8/2010 version) each of which is attached to this award.  When you elected to exchange your eligible options for new options in the Option Exchange Program, you agreed to the Terms and Conditions and the Non-Competition Agreement.

Shares will become exercisable and will expire on the dates shown below, subject to earlier expiration or termination as provided in the Terms and Conditions:

Shares	Date Exercisable	Expiration Date
«NQ_Shares_V1»	«NQ_Vest_date_1»	«Expiration»
«NQ_Shares_V2»	«NQ_Vest_date_2»	«Expiration»
«NQ_Shares_V3»	«NQ_Vest_date_3»	«Expiration»
«NQ_Shares»

Please keep a copy of this award agreement.

TEXTRON INC.

By:	«Grant_Date»
Date